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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1.  Name and Address of Reporting Person*


    Sarna                   David                   E.Y.
--------------------------------------------------------------------------------
   (Last)                   (First)               (Middle)

                        Continental Plaza, Building III
                             433 Hackensack Avenue
--------------------------------------------------------------------------------
                                   (Street)

Hackensack                          NJ                                07601
--------------------------------------------------------------------------------
  (City)                          (State)                             (Zip)
================================================================================
2.  Issuer Name and Ticker or Trading Symbol

ObjectSoft Corporation - OSFT

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3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


================================================================================
4. Statement for Month/Year

              03/98
================================================================================
5.  If Amendment, Date of Original (Month/Year)


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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
       [x] Director                    [x]       10% Owner
       [x] Officer (give title below   [ ]       Other (specify below)

           Chairman, Co-Chief Executive, Officer & Secretary
           -------------------------------------------------

================================================================================
7.  Individual or Joint/Group Filing  (Check Applicable Line)

        [X]   Form filed by One Reporting Person
        [ ]   Form filed by More than One Reporting Person

================================================================================

           Table I-- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned




                                            2.          3.           4.                                       6.
                                            Trans-      Trans-       Securities Acquired (A)   5.             Owner-
                                            action      action       or Disposed of (D)        Amount of      ship        7.
                                            Date        Code         (Instr. 3, 4 and 5)       Securities     Form:       Nature of
                                                        (Instr. 8)   -----------------------   Beneficially   Direct      Indirect
                                                        ----------                             Owned at       (D) or      Beneficial
1.                                          (Month/                             (A)            End of Month   Indirect    Owner-
Title of Security                           Day/                         Amount  or   Price    (Instr. 3      (I)         ship
(Instr. 3)                                  Year)       Code      V             (D)            and 4)         (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


Common Stock, par value $.0001 per share    03/26/98    S                 19,000  D    (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per share    03/27/98    S                  4,000  D    2 3/8
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per share    03/30/98    S                  3,000  D    (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per share    03/31/98    S                  1,000  D    2 7/32   685,500(3)     D



====================================================================================================================================

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

                                     (0ver)

* If the Form is filed by more than one reporting person, see Instruction
  4(b)(v).


FORM 4 (continued)

  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1.                2.       3.       4.       5.           6.                7.                 8.       9.
Title of          Conver-  Trans-   Trans-   Number of    Date              Title and Amount   Price    Number    10.
Derivative        sion     action   action   Derivative   Exercisable and   of Underlying      of       of deriv- Owner-
Security          of       Date     Code     Securities   Expiration Date   Securities         Deriv-   ative     ship      11.
(Instr. 3)        Exer-             (Instr.  Acquired (A) (Month/Day/Year)  (Instr. 3 and 4)   ative    Secur-    Form of   Nature
                  cise     (Month/  8)       or Disposed  ----------------  ----------------   Secur-   ities     Deriv-    of
                  Price    Day/     -------  (Instr. 3,                                        ity      Bene-     ative     Indirect
                  of       Year)    Code  V  4, and 5)                                         (Instr.  ficially  Security: Benefi-
                  Deriv-                     -----------   Date    Expira-          Amount     5)       Owned     Direct    cial
                  ative                       (A)  (D)     Exer-   tion     Title   or                  at End    (D) or     Owner-
                  Secur-                                   cisable Date             Number              Month     Indirect   ship
                  ity                                                               of                  (Instr.   (Instr.    (Instr.
                                                                                    Shares              4)        4)         4
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase
Common Stock        $3.50                                   7/01/96  6/30/01 Common Stock 50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase
Common Stock        $.50                                    4/15/93  4/30/00 Common Stock 50,000        100,000   D

====================================================================================================================================


Explanation of Responses:

(1) Of the 19,000 shares of common stock sold, 12,000 shares were sold at $2 9/16, 2,000 were sold at $2 3/8, 2,000 shares were sold at $2 7/16 and 3,000 shares were sold at $2 1/2.

(2) Of the 3,000 shares of common stock sold, 1,000 shares were sold at $2 3/16 and 2,000 shares were sold at $2 3/8.

(3) Includes 150,000 shares of common stock owned by The David E.Y Sarna Family Trust of which Mr. Sarna's wife and Melvin Weinberg are the trustees and as to which shares Mr. Sarna disclaims beneficial ownership.



  /S/DAVID E.Y. SARNA                   APRIL 10, 1998
-------------------------------      ---------------------
**Signature of Reporting Person              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. April 9, 1998

     See 18 U.S.C. 1001 and 15 U.S.C.

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.